

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2011

Mr. William M. McKay
Chief Financial Officer
Emergent Group Inc.
10939 Pendleton Street
Sun Valley, California 91352

> **Re: Emergent Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 24, 2010**
> **File No. 1-34208**

Dear Mr. McKay:

We have reviewed your responses in your letter filed January 21, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. In our letter dated December 30, 2010, we requested that the company provide a written statement acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your response letter dated January 21, 2011 provided this statement from the company's counsel, which is not appropriate. Please provide the requested statement in writing <u>from the company</u>.

Financial Statements, page 20

Note 4 – Equity Investment in Limited Liability Companies, page F-13

2. We have reviewed your response to comment nine in our letter dated December 30, 2010. Please confirm to us that you will revise future filings to disclose why the full consolidation method is appropriate for your equity investments in limited liability companies in which you hold a non-controlling interest.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding comments on the financial statements and related matters. Please contact Catherine Brown at (202) 551-3513 or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief